FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of the fiscal year to which the annual report relates:  March 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable Daniel Sullivan

Danièle Ayotte

Glenn Campbell

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to:

Jason Lehner Shearman & Sterling LLP 199 Bay Street Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario Canada M5L 1E8	Alan Dean Davis Polk & Waldwell LLP 450 Lexington Avenue New York, New York 10017	Ministry of Finance Provincial Treasury Debt Management Branch 620 Superior Street P.O. Box 9423, Stn. Prov. Govt. Victoria, British Columbia Canada V8W 9V1

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

In connection with the issuance by the Province of British Columbia of U.S.$1,500,000,000 aggregate principal amount of its 2.10% Bonds, Series BCUSG-5, due May 18, 2016 (the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit 99.15

Fiscal Agency Agreement dated as of May 18, 2011, including the form of Bonds; Underwriting Agreement dated May 11, 2011, including the names and addresses of the Underwriters; Opinion of Senior Legal Counsel, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 18th day of May, 2011.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Jim Hopkins
Name:	Jim Hopkins
Title:	Assistant Deputy Minister
Provincial Treasury
Ministry of Finance

Exhibit Index

Exhibit 99.15

Fiscal Agency Agreement dated as of May 18, 2011, including the form of Bonds; Underwriting Agreement dated May 11, 2011, including the names and addresses of the Underwriters; Opinion of Senior Legal Counsel, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.